BALLARD POWER SYSTEMS INC.
ANNUAL INFORMATION FORM
For the year ended December 31, 2021

Dated March 14, 2022

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MATERIAL CONTRACTS	36
INTERESTS OF EXPERTS	38
RISK FACTORS	38
ADDITIONAL INFORMATION	52
APPENDIX “A” AUDIT COMMITTEE MANDATE	53

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This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “could”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements. Such statements include, but are not limited to, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, our customers and partners, joint venture operations and suppliers, on our business, financial condition and results of operations; with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, future product roadmap costs and selling prices, future product sales, future production capacities and volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; global economic trends and geopolitical risks, including changes in the rates of investment, inflation or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; market developments or customer actions (including developments and actions arising from the COVID-19 pandemic) that may affect levels of demand and/or the financial performance of the major industries and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail and marine sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; changes in product or service pricing or cost; changes in our customers' requirements, the competitive environment and/or related market conditions; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including battery and fuel cell technologies; product safety, liability or warranty issues; challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; our ability to attract and retain business partners, suppliers, employees and customers; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; our ability to protect our intellectual property; our ability to extract value from joint venture operations; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations, costs of integration, and the integration failing to achieve the expected benefits of the transaction; and the general assumption that none of the risks noted in the “Risk Factors” section of this Annual Information Form will materialize.
The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.
In this Annual Information Form, references to “Corporation”, “Ballard”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated. Canadian dollars are indicated by the symbol “C$”, and euros by the symbol “€”.
Except where otherwise indicated, all information presented is as of December 31, 2021.

CORPORATE STRUCTURE
Name, Address and Incorporation
Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act (Canada), under the name “7076991 Canada Inc.” Ballard changed its name to “Ballard Power Systems Inc.” on December 31, 2008. On August 24, 2016, Ballard continued into British Columbia under the Business Corporations Act (British Columbia). Ballard’s head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.
Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989. The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.
Our Vision, Mission, and Values
Our vision is to deliver fuel cell power for a sustainable planet. Our mission is to use our fuel cell expertise to deliver valuable and innovative solutions to our customers globally, create rewarding opportunities for our team, provide extraordinary value to our shareholders and power the hydrogen society.

Our values represent our core beliefs and underpin how we carry on our business. In addition to our value pillars of safety and innovation, we have five key cultural values:
•Listen and Deliver – We listen to our customers, understand their business and deliver innovative and valuable solutions for lasting partnerships;
•Quality Always – We deliver quality in everything we do;
•Inspire Excellence – We live with integrity, passion, urgency, agility and humility;
•Row Together – We achieve success through respect, trust and collaboration; and
•Own It – We step up, take ownership for our results and trust others to do the same.
Intercorporate Relationships
We have seven principal subsidiaries and affiliates: Ballard Fuel Cell Systems, Inc., a Delaware corporation that provides certain services to customers in the U.S. and internationally and does certain development work; Ballard Power Systems Europe A/S (formerly Dantherm Power A/S) (“Ballard Denmark”), a Danish corporation that provides sales, assembly, research and development, certain engineering services and after-sales service; BDF IP Holdings Ltd. (“IP Holdings”), a Canadian corporation that holds intellectual property assets; Ballard Services Inc., a British Columbia company that provides engineering services; Ballard US Inc (“Ballard US”, formerly Ballard Unmanned Systems Inc.), a Delaware corporation that provides certain sales and after-sales services; Guangzhou Ballard Power Systems Co., Ltd., a Chinese wholly foreign-owned entity, that provides certain sales, quality, supply chain and after-sales services;

and Ballard Motive Solutions Ltd. (“BMS”, formerly Arcola Energy Ltd.), a UK company specializing in hydrogen fuel cell powertrain and vehicle systems integration services.
We have a non-controlling 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai-Ballard JV”), located in Weifang, Shandong Province, China, with Weichai Power Co., Ltd. (“Weichai”) holding a 51% interest. The Weichai-Ballard JV‘s business is to manufacture Ballard’s FCgen®-LCS fuel cell stack and FCgen®LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China.
We also have a non-controlling 10% interest in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy-Ballard JV”), located in Yunfu, Guangdong Province, China, with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. (“Nation-Synergy”) holding a 90% interest. The Synergy-Ballard JV’s business is to manufacture fuel cell stacks utilizing our FCvelocity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China.
The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of March 14, 2022:
Notes
(1) Ballard holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Mercedes-Benz AG and Ford Motor Company holding 33% of the voting, non-participating shares of IP Holdings.
In 2021, we acquired a non-controlling 9.77% equity interest in Forsee Power SA, a French company specializing in the design, development, manufacture, commercialization and financing of smart battery systems for sustainable electric transport. We also invested in two hydrogen infrastructure and growth equity funds whereby we acquired a 12% interest in the HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; and a 1% interest in the Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France.

Recent History
Over the past three years, we have continued to focus on building and commercializing our proton exchange membrane (“PEM”) fuel cell business for a variety of mobility and stationary power applications. The following are key developments during that period:
COVID-19 Response
We have established an internal task force to assess, monitor and deal with the impact of COVID-19 on our business and share information across the Company. We continue to adjust our operations and take actions to protect the health of our employees, customers, suppliers and visitors.
As the COVID-19 virus spread, we developed protocols, assessment tools and guidance documents to assist all of our manufacturing facilities, as well as engineering, R&D, sales, service and other offices. We have also disseminated health screening tools and isolation guides for our employees, instituted contact tracing for any known cases of the virus within our employee population, instituted decontamination procedures, and also acquired and installed or disseminated personal protective equipment for employees. Throughout, we have complied with orders and guidance from public health authorities in order to promote employee safety and confidence for return to work. We have developed and continue to monitor and adapt return to work protocols which address a wide range of topics such as: social distancing in our facilities; emergency management teams; personal protective equipment requirements; self-assessments and facility assessments; cleaning and disinfection protocols; and employee training and communications. To date, we have maintained our manufacturing operations without material impact on production levels.
During 2021, we continued to incur COVID-19 administration costs and experienced COVID-19 supply chain disruptions. Certain customer orders and product shipments and end customer vehicle deployments were delayed as a result. In our Technology Solutions business, there were deferrals of development work on certain of our programs as a result of ongoing work, travel and other restrictions related to COVID-19.
We continue to actively monitor the situation and adjust our plans in accordance with governmental orders and legal requirements in each of the markets in which we operate. We may take further actions with respect to production, where required by law or determined by us to be in the best interests of our employees, customers, suppliers or other applicable stakeholders.
Ballard Power Announces Acquisition of Arcola Energy
On November 11, 2021, we announced the acquisition of Arcola Energy Ltd. (“Arcola”), a UK-based systems engineering company with approximately 90 employees, specializing in hydrogen fuel cell powertrain and vehicle systems integration. Ballard acquired Arcola for total consideration of up to US$40 million, including 337,353 Ballard shares (with a current approximate value of US$6 million) that vest over two years, and up to US$34 million in upfront and earn-out cash consideration based on the achievement of certain performance conditions over a two-year period.

Ballard and Forsee Power to Enter Long-Term Strategic Partnership to Develop & Commercialize Integrated Fuel Cell and Battery Solutions for Heavy-Duty Hydrogen Mobility
On October 18, 2021, we announced the signing of a Memorandum of Understanding (MOU) for a strategic partnership with Forsee Power to develop fully integrated fuel cell and battery solutions, optimized for performance, cost and installation for heavy-duty hydrogen mobility applications. Ballard will supply the fuel cell system and related controls, and Forsee Power will supply the battery system and related battery management system, cooling system and high voltage DC/DC conversion system. The parties will jointly develop the EMS to optimize the hybrid fuel cell and battery system architecture.
As part of the strategic relationship, in October 2021 Ballard participated as a cornerstone lead investor in Forsee Power’s initial public offering on Euronext in Paris, France. We made a contribution of €37.7 million (approximately $43.8 million), resulting in an ownership interest of 9.77% in Forsee Power. In connection with our investment, Ballard has the right to appoint a nominee to the Forsee Power board of directors. Ballard appointed a nominee effective as of the closing of the initial public offering.
Ballard Power Systems and Quantron AG Announce a Strategic Partnership for the Development of Hydrogen Fuel Cell Electric Trucks
On September 7, 2021, we announced a strategic partnership with Quantron AG expected to accelerate deployment and market adoption of fuel cell technologies. Initial collaboration will focus on the integration of Ballard’s FCmove™ family of heavy-duty fuel cell power modules into Quantron’s electric drivetrain and vehicles, with initial deployment of fuel cell electric trucks scheduled for the second half of 2022.
Ballard and Linamar Form Strategic Alliance to Develop Fuel Cell Solutions for Light-Duty Vehicles
On May 3, 2021, we announced the formation of a strategic alliance with Linamar Corporation for the co-development and sale of fuel cell powertrains and components for class 1 and 2 vehicles, weighing up to 5 tons, initially in North America and Europe. In the initial phase of work under a Framework Agreement, a fuel cell powertrain solution will be developed, with Ballard providing the fuel cell subsystem and Linamar providing the rolling chassis, tanks, enclosures, cradles and other balance of plant needs as well as final assembly. Following successful testing of the demonstration platform, Ballard and Linamar contemplate the formation of a joint venture to sell and support powertrains with fuel cell systems and an interchangeable rolling chassis for use in a range of light-duty class 1 and 2 vehicles, including passenger cars, SUVs, light trucks and commercial vans.
Ballard Fuel Cells to Power CP Hydrogen Locomotive Program
On March 9, 2021, we announced that Canadian Pacific (“CP”) will employ Ballard fuel cell modules for CP’s pioneering Hydrogen Locomotive Program to develop North America’s first hydrogen-powered line-haul freight locomotive by retrofitting a formerly diesel-powered locomotive with Ballard’s 200 kW hydrogen fuel cell modules.
On January 19, 2022, we announced receipt of an order for six of an additional eight fuel cell modules to support CP’s expansion of the Hydrogen Locomotive Program. In total, Ballard will provide a total of 14 fuel cell modules, each module with a rated power output of 200 kW, to support this program.
Orders for Fuel Cell Modules to Power Buses
On November 4, 2021, we announced orders for a total of 40 FCmoveTM-HD (70kW) modules for planned deployment in hydrogen fuel cell electric buses (“FCEBs”) across Europe in 2022. These FCEBs are planned for deployment in France, Germany and the UK.
On June 22, 2021, we announced a follow-on purchase order from New Flyer for 20 fuel cell modules to power 20 New Flyer Xcelsior® model FCEBs, planned for deployment with Alameda-Contra Costa Transit District (AC Transit) in Oakland, California.
On March 9, 2021, we announced follow-on purchase orders from Wrightbus for a total of 50 fuel cell modules to power FCEBs planned for deployment in a number of UK cities.
February 2021 Bought Deal Offering of Common Shares
On February 23, 2021, we announced the closing of a bought deal offering of 14,870,000 common shares of Ballard at a price of $37.00 per common share for gross proceeds of $550,190,000.
TD Securities Inc. and National Bank Financial Inc. acted as joint bookrunners for the offering, with a syndicate of underwriters which included BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd., and Cormark Securities Inc.
November 2020 Bought Deal Offering of Common Shares
On November 27, 2020, we announced the closing of a bought deal offering of 20,909,300 common shares of Ballard at a price of $19.25 per common share for gross proceeds of $402,504,025. The bought deal offering included the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 2,727,300 common shares at the offering price.
National Bank Financial Inc. and Raymond James Ltd. acted as joint bookrunners for the bought deal offering, with a syndicate of underwriters which included Cormark Securities Inc. and TD Securities Inc.
Ballard and AUDI Sign Agreements Regarding Use of the High-Power Density Fuel Cell Stack for Vehicle Propulsion
On October 29, 2020, we announced that we had signed definitive agreements – in the form of an amendment to the existing Technology Development Agreement and a Patent License Agreement – with AUDI AG (“AUDI”) expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, PEM fuel cell stack in all applications, including commercial trucks and passenger cars. The amendments allowed Audi to reduce the size of the remaining Technology Solutions program to the lower end of the range previously disclosed, and in return Ballard acquired expanded rights to use the FCgen®-HPS product, subject to certain royalty obligations.
The FCgen®-HPS fuel cell stack provides propulsion for a range of Light-, Medium- and Heavy-Duty vehicles with a high volumetric power density of 4.3 kilowatts per liter (4.3 kW/L). This marks another power density milestone for Ballard over our decades of PEM fuel cell product innovation. The FCgen®-HPS was fully designed and developed by Ballard to stringent automotive standards in the company’s Technology Solutions program with AUDI.
Ballard Sells UAV Business to Honeywell
On October 15, 2020, we announced that we had sold the Unmanned Aerial Vehicle (“UAV”) business assets of Ballard Unmanned Systems to Honeywell International Inc. (“Honeywell”).
All employees of Ballard Unmanned Systems transitioned to Honeywell Aerospace on the closing. Ballard and Honeywell are also committed to a long-term strategic collaboration to combine Ballard’s expertise in fuel cell technology with Honeywell’s leadership in aerospace and are working on agreements in respect of this intended collaboration.
In 2022, Ballard Unmanned Systems was re-named Ballard US Inc., and will provide certain sales and after-sales services for our US customers.
Ballard and MAHLE to Collaborate on Fuel Cell Propulsion Systems for Heavy- and Medium-Duty Trucks
On September 28, 2020, we announced an agreement to collaborate with MAHLE International GmbH (“MAHLE”), a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry, on the development and commercialization of zero-emission fuel cell systems to provide primary propulsion power in various classes of commercial trucks. The definitive agreement defining the collaboration was entered as in October 2020.
During the initial development phase, Ballard has prime responsibility for system design and the fuel cell stack sub-system, while MAHLE’s scope of responsibility includes balance-of-plant components, thermal management and power electronics for the complete fuel cell system, as well as system assembly.
MAHLE brings a number of key attributes to the collaboration, including: extensive experience within the commercial truck value chain; vast expertise in the field of peripheral fuel cell components; supply chain muscle; high-volume production expertise; long-standing relationships with certain commercial truck, and other, OEMs; after-sales service infrastructure; and a highly respected global brand.
Solaris Bus & Coach S.A. Orders
On April 27, 2020, we announced a purchase order from Solaris Bus & Coach S.A. (“Solaris”), a leading European bus and trolleybus manufacturer headquartered in Bolechowo, Poland, for 20 of Ballard’s new 70 kW heavy-duty FCmove™-HD fuel cell modules. These modules will power 20 Solaris Urbino 12 hydrogen buses planned for deployment The Netherlands, under the Joint Initiative For Hydrogen Vehicles Across Europe (“JIVE 2”) funding program. The buses will be operated by Connexxion, which provides transport services for South Holland province.
On March 12, 2020, we announced a purchase order from Solaris for 25 70 kW heavy-duty FCmove™-HD fuel cell modules. These 25 modules will power 15 Solaris Urbino 12 hydrogen buses planned for deployment in Cologne, Germany and 10 Urbino 12 hydrogen buses planned for deployment in Wuppertal, Germany, all under the JIVE 2 funding program.
At-The-Market Equity Distributions
On March 10, 2020, we entered into an at-the-market Equity Distribution Agreement (the “March EDA”) with BMO Capital Markets Corp. (“BMO US”) as lead agent and CIBC World Markets Corp. (“CIBC US”), Cormark Securities Inc. (“Cormark US), and TD Securities (USA) LLC (“TD US”) (together with BMO, the “March Agents”), thereby establishing an at-the-market equity program (the “March ATM Program”).
The Company issued $66,673,000 of common shares under the March ATM Program for net proceeds of $64,867,000. The common shares were issued from treasury to the public in March and April 2020. Shares issued in April resulted from transactions initiated in the last days of March that were settled in April 2020.
The common shares sold under the March ATM Program were sold at the prevailing market price at the time of sale, when sold through the Nasdaq stock exchange (“Nasdaq”) or any other existing trading market for the Common Shares in the United States.
On September 1, 2020, we entered into an at-the-market Equity Distribution Agreement (the “September EDA”) with BMO Nesbitt Burns Inc.., Raymond James Ltd. and TD Securities Inc., as lead Canadian agents, and CIBC World Markets Inc., Cormark Securities Inc., National Bank Financial Inc. (collectively, the “Canadian Agents”), and BMO US, Raymond James & Associates, Inc. and TD US, as lead US agents, and CIBC US, H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc., and Roth Capital Partners (collectively, the “US Agents” and together with the Canadian Agents, the “September Agents”), thereby establishing an at-the-market equity program (the “September ATM Program”).
The Company issued $250 million of common shares under the September ATM Program for net proceeds of approximately $245 million. The common shares were issued from treasury to the public in September and October 2020. Shares issued in October resulted from transactions initiated in the last days of September that were settled in October 2020.
The common shares sold under the September ATM Program were sold at the prevailing market price at the time of sale, when sold through the Toronto Stock Exchange (the “TSX”), Nasdaq, or other existing trading markets for the Common Shares in Canada and the United States.
Under the March EDA and September EDA, sales of common shares were made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions.
Ballard paid the March Agents and September Agents a commission rate of 2.0% of the aggregate gross proceeds from each sale of common shares under the March EDA and the September EDA, respectively, and provided the March Agents and September Agents with customary indemnification and contribution rights. Ballard reimbursed the March Agents and September Agents for certain specified expenses in connection with entering into the March EDA and September EDA, respectively.

Ballard Receives $19.2 Million Order from the Weichai-Ballard JV for MEAs to Power Fuel Cell Electric Vehicles in China
On December 16, 2019, we announced a purchase order from the Weichai-Ballard JV for the delivery of membrane electrode assemblies (“MEA”) valued at $19.2 million.
Ballard and HDF Energy Sign Development Agreement for Multi-Megawatt Fuel Cell Systems
On December 9, 2019, we signed a Product Development Agreement with Hydrogène de France (“HDF Energy”) for the development and integration of a multi-megawatt (“MW”) scale PEM fuel cell system into HDF Energy’s Renewstable® power plant designed for stationary power applications.
HDF Energy’s Renewstable® power plant is a multi-MW baseload system enabling large-scale storage of intermittent renewable wind or solar energy in the form of hydrogen – through the process of electrolysis – as well as electricity generation using that hydrogen feedstock together with a fuel cell system.
Subject to certain conditions, the collaboration contemplates a future technology transfer of Ballard’s new MW-scale containerized PEM fuel cell system to HDF Energy with an exclusive royalty-bearing, non-transferable, multi-year global license for the manufacture and sale of MW-scale fuel cell systems for Renewstable® power plant systems. The collaboration also contemplates Ballard supplying FCgen®-LCS fuel cell stacks for these systems based on an exclusive long-term supply agreement.
The initial HDF Energy project is an installation planned in French Guiana, an overseas region of France located off the northern Atlantic coast of South America, under the Centrale Electricité de l’Ouest Guyanais (“CEOG”) project.
The transaction remains subject to completion of definitive agreements and is reliant in part on the CEOG project, which is subject to customary conditions for multi-year programs of this scope, including but not limited to permitting and regulatory approvals, financings and project execution activities.
$44 Million Order from the Weichai-Ballard JV to Support Initial Fuel Cell Vehicle Deployments in China
On May 1, 2019, we announced that we had reached agreement with the Weichai-Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission fuel cell electric vehicles (“FCEVs”) in China. The order will have a total value of approximately $44 million to Ballard.
Once assembled by the Weichai-Ballard JV, final modules will be sold to Weichai to support initial deployments against Weichai’s commitment to supply a minimum of 2,000 fuel cell modules for commercial FCEVs in China. All products and components to be supplied by Ballard, as well as related applications engineering support, are planned for delivery in 2019 and 2020, and will be based on Ballard’s FCgen®-LCS stack technology.

Strategic Collaboration with Weichai
On November 13, 2018, we closed a strategic collaboration transaction with Weichai. The strategic collaboration included an equity investment by Weichai in Ballard, formation of a joint venture company and a development program.
Weichai and Ballard established the Weichai Ballard JV on November 26, 2018 in Shandong Province to support China’s fuel cell electric vehicle market. Ballard holds a 49% ownership position and Weichai holds a 51% ownership position. Weichai and Ballard will fund pro rata shares of the Weichai-Ballard JV based on an agreed business plan. Weichai holds three of five Weichai-Ballard JV board seats and Ballard holds two, with Ballard having certain minority shareholder protections.
The Weichai-Ballard JV is planning on manufacturing Ballard’s FCgen®-LCS fuel cell stack and FCgen®-LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China. In total, the Weichai-Ballard JV will pay Ballard $90 million under the Research and Development Agreement to develop and transfer technology to the Weichai-Ballard JV in order to enable these manufacturing activities. The Weichai-Ballard JV will purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement. Ballard will grant the Weichai-Ballard JV a non-exclusive royalty-free licence to Ballard’s background technology incorporated into the products it develops for the Weichai-Ballard JV. Ballard will also retain an exclusive right to the transferred technologies outside of China.
Weichai has indicated its intent to build and supply at least 2,000 fuel cell modules using Ballard and Weichai-Ballard JV technology through 2022 for commercial vehicles in China. Specific terms related to the source and scope of supply, product mix, pricing and timing of shipments are subject to agreement between Weichai and its customers.
Ballard and Audi Sign Extension to Long-Term Program for Fuel Cell Passenger Cars
On June 11, 2018, we announced that we had signed a 3.5-year extension to our current Technology Solutions contract with AUDI, part of the Volkswagen Group, extending the HyMotion program. The amendment to the Technology Development Agreement entered into in October 2020 (and discussed above) allowed AUDI to reduce the size of the remaining Technology Solutions program to the lower end of the range previously disclosed, and in return Ballard acquired expanded rights to use the FCgen®-HPS product, subject to certain royalty obligations. The program is expected to be completed by the end of 2022.
Multi-Year Development Agreement with Siemens AG
On November 14, 2017, we announced we had entered into a Development Agreement with Siemens AG for the development of a zero-emission fuel cell engine to power Siemens’ Mireo light rail train. The Development Agreement has an expected value of $9.0 million over its term. Under the terms of the Development Agreement, we will develop a 200 kW fuel cell engine for integration into Siemens’ new Mireo train platform.
On July 15, 2021, we announced a purchase order for two of our 200 kW fuel cell modules from Siemens Mobility GmbH to power a 2-car Mireo Plus H passenger train through a trial operation in Bavaria, Germany. Ballard plans to deliver the modules in 2022.

Local Production of Fuel Cell Stacks in China
In 2017, the Synergy-Ballard JV, our joint venture for the production of FCveloCity®-9SSL fuel cell stacks in the City of Yunfu in Guangdong Province, commenced operations.
During the third quarter of 2019, we signed definitive agreements with the Synergy-Ballard JV amending the existing Stack Assembly License Agreement and MEA Long-Term Supply Agreement, which included a mutual release of the remaining purchase commitment under the “take or pay” MEA purchase commitment.
OUR BUSINESS
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in PEM fuel cell and power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling, and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. With the recent acquisition of Arcola Energy, now Ballard Motive Solutions, Ballard now offers hydrogen fuel cell powertrain and vehicle systems integration solutions.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand and modular design. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and which draw on intellectual property from our patent portfolio together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and system integration.
We strive to build value for our shareholders by developing, manufacturing, selling and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.
Strategy
We strive to build value for our shareholders by developing, manufacturing, selling and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.

Our strategy is built on 5 key themes:
1.Double down in fuel cell stack & module: invest in leading technology and products to provide leading customer value proposition to our customers
2.Selectively expand across value chain: extend across the value chain to capture control points, reduce technology adoption barriers and accelerate fuel cell deployments
3.Develop new routes to market: creatively explore partnerships to accelerate market adoption and grow volume for product sales
4.Win in key regions: build a competitive platform in North America, Europe and China
5.Here for Life: deliver a compelling ESG proposition for all stakeholders
Our strategy supports long-term commercialization, revenue and profitability, while also enabling future value based on longer-term market opportunities for our technology, products and intellectual property.
Our two-pronged approach is to build value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality, and innovative PEM fuel cell products with competitive life cycle cost. Through technology solutions, our focus is on enabling our customers to address new business opportunities and accelerate the adoption of fuel cell technology by delivering specialized engineering services, including powertrain integration, and integrated energy systems.
As part of our strategy, we have been working to develop a local fuel cell supply chain and related ecosystem to address the new-energy bus and commercial vehicle markets in China. We believe this strategy aligns with current and expected local content requirements for government subsidies supporting the adoption of fuel cell electric vehicles. Key elements of our strategy include adopting a business model in which we seek to mitigate market adoption risk and capital investment by engaging partnerships with local companies that are well positioned in their respective market.
We have strengthened our financial position, thereby providing additional flexibility to fund our growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. This includes significant investment in next generation products and technology, including our proprietary membrane electrode assemblies (“MEAs”), bipolar plates, stacks, modules, and systems integration; advanced manufacturing processes, technologies, and equipment; and technology and product cost reduction.
Revenues from Market Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail, and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
The results of BMS from the date of acquisition on November 11, 2021 to December 31, 2021, are included in our Technology Solutions market and are expected to be recorded primarily in Heavy-Duty Motive and Technology Solutions in fiscal 2022.
The following chart shows the percentage of total revenues which arises from sales to investees and sales of products and services to other customers, for the years 2021 and 2020:

	2021	2020
Revenues from Fuel Cell Products and Services
Percentage of total revenues	100%	100%
Portion representing sales to investees (1)	37.0%	51.0%
Portion representing sales to customers other than investees	63.0%	49.0%
(1) In this table, “investees” means Guangdong Synergy Ballard Hydrogen Power Co., Ltd., a joint venture formed in China of which we hold a 10% equity interest and Weichai Ballard Hy-Energy Technologies Co., Ltd., a joint venture formed in China, of which we hold a 49% equity interest.

Our Markets, Products and Services
Product & Service Overview
Ballard’s product offering provides for a cost effective and flexible set of fuel cell power solutions. Ballard provides products in five distinct product classes:
a.MEAs: We provide our proprietary MEAs to the Synergy-Ballard JV and the Weichai-Ballard JV that use the MEAs to produce our proprietary FCveloCity®-9SSL fuel cell stacks and FCgen®-LCS fuel cell stacks, respectively.
b.Fuel cell stacks: We provide our proprietary FCgen® and FCveloCity® fuel cell stacks to OEM customers and system integrators that use the stacks to produce fuel cell systems for power solutions. As the fuel cell stack provider, we are the power inside the system.
c.Fuel cell modules: We design and build, including specifying and procuring balance of plant components, self-contained FCveloCity® and FCMoveTM motive modules using our fuel cell stacks that are plug-and-play into commercial vehicle powertrains. We also design and build self-contained FCwave™ modules designed for marine applications using our FCgen®-LCS fuel cell stacks. As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell powertrains.
d.Fuel cell systems: We also build complete fuel cell systems for stationary power markets that are designed to solve certain power needs of our customers, including back-up for critical infrastructure.
e.Energy system and powertrain integration: We provide complete energy system (fuel cell + battery + controller + high and low voltage distribution), powertrain design and integration services, and vehicle integration services, to support our customer fuel cell vehicle development programs.
Our Technology Solutions offerings primarily involve the provision of engineering services and technology transfer, including through licensing of our intellectual property portfolio and know-how.
The following table lists the key fuel cell and non-fuel cell products we currently produce, offer for sale, have under development or are testing:

Motive Power Product Family:
Product Name	Application	Status
FCgen®-LCS MEA	Fuel cell stacks for buses, commercial vehicles, light rail, and material handling	Sales to licensee (Weichai-Ballard JV)
FCveloCity®-9SSL MEA	Fuel cell stacks for buses, commercial vehicles, light rail, and material handling	Sales to licensee (Synergy-Ballard JV)
FCgen®-HPS stacks	Light-duty and heavy-duty commercial vehicles and passenger car	Sales to OEMs and system integrators
FCgen®-LCS stacks	Buses, commercial vehicles, light rail, and material handling	Sales to OEMs and system integrators
FCveloCity®-9SSL stacks	Buses, commercial vehicles, light rail, and material handling	Sales to OEMs and system integrators
FCgen®-1020ACS stacks	Material handling and backup power	Sales to OEMs and system integrators
FCveloCity® modules	Buses, commercial vehicles, and light rail	Sales to OEMs and system integrators
FCmove™ modules	Buses, commercial vehicles, and light rail	Sales to OEMs and system integrators
FCwave™ modules	Marine and stationary	Sales to OEMs and system integrators
A-drive energy system and powertrain products	Energy system and powertrain products for bus, truck and light rail	Sales to demonstration projects in the UK, including vehicle scope of supply

Stationary Power Product Family:
Product Name	Application	Status
FCgen®-1020ACS	Backup power	Sales to OEMs and system integrators
FCgen®-H2PM	Backup power systems	Sales to customers
ClearGen®	Distributed generation systems	Sales to customers
FCgen®-200	Power generation	Sales to customers

Fuel Cell Products and Services
Power Products Markets
Heavy-Duty Motive
We provide fuel cell modules for public transit systems, including buses and light rail, and for commercial trucks. Fuel cell electric vehicles in these applications rely on centralized fueling depots that simplify the hydrogen infrastructure requirements and are typically government-subsidized, thus enabling the purchase of pre-commercial fleets.
We design and manufacture the fuel cell module products capable of delivering 30 kW to 200 kW of power for use in the Heavy-Duty Motive market. We supply the fuel cell modules to hybrid drive, bus, truck, light rail and marine propulsion system OEMs and integrators that deliver zero-emission fuel cell-powered vehicles to fleet operators. The demand for zero-emission vehicles is driven in many jurisdictions by the requirement to reduce greenhouse gases and other harmful emissions.
The FCveloCity® power module platform, which was initially launched in 2015, is available in various configurations ranging in power from 30 kW to 200 kW to address different levels of battery/fuel cell hybridization and a variety of applications. In 2021, sales of the FCveloCity®-HD module were to our existing customers mainly for fuel cell electric bus applications.
In 2019, we launched our eighth-generation high-performance fuel cell module, the FCmove™-HD. The FCmove™ family of products is designed to power medium- and heavy-duty commercial vehicles such as buses and trucks. The FCmove™-HD 70kW version is being delivered to customers in China and Europe and has been integrated in vehicles. The FCmove™-HD+ 100kW version was launched in 2021 and we are starting delivery of the first modules to customers for integration into their new vehicle platforms.
In 2020, we introduced the FCwaveTM, a fuel cell module designed for certain marine applications. The FCwaveTM fuel cell module is a 200 kW modular unit that can be scaled in series up to the multi-megawatt (MW) power level. The FCwaveTM product provides primary propulsion power for marine vessels – such as passenger and car ferries, river push boats, and fishing boats – as well as stationary electrical power to support hotel and auxiliary loads on cruise ships and other vessels while docked at port (also known as ‘cold ironing’). In 2021, we have started to sell FCwave™ products for stationary and rail applications.
In 2020, Ballard-powered fuel cell electric vehicles in commercial heavy-duty and medium-duty motive applications surpassed a total of 100 million kilometers on roads around the globe during our history.
Competition
Diesel-powered buses and commercial trucks currently dominate the market today. Compressed natural gas (“CNG”) and diesel electric hybrid powertrains are lower-emission alternatives to diesel engines but are in limited service today. Other variants available today include gasoline hybrid buses and CNG hybrid buses. Electric trolley buses provide a zero-emission alternative; however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres. The recent developments in battery-powered powertrain vehicles have created a zero-emission alternative to fuel cell buses in the form of battery electric buses and commercial trucks, as well as electrified trains and battery-powered marine vessels. These battery-powered heavy-duty vehicles will continue to offer a competitive zero emission mobility solution for zero-emission mobility applications.
We believe that fuel cell electric vehicles are the best zero-emission alternative for medium-duty and heavy-duty applications in certain use cases in bus, truck, train and marine. In comparison to battery electric vehicles, we believe fuel cell electric vehicles in medium-duty and heavy-duty applications: are able to operate over a longer range and on more demanding routes; offer higher energy density to maximize payload; and are capable of refueling quickly, ensuring the vehicle is on the road generating revenue for the fleet operator. We also believe that in certain cases hydrogen refueling infrastructure has certain scaling cost and logistics advantages compared to battery recharging for large fleets.
Companies developing fuel cell systems for heavy-duty applications include Beijing Sinohytec Co. Ltd., cellcentric GmbH & Co. KG (a joint venture of Daimler Truck AG and the Volvo Group), Cummins Inc., EKPO Fuel Cell Technologies GmbH (a joint venture of ElringKlinger and Plastic Omnium), Hyzon Fuel Cell Technologies Pte. Ltd., Hyundai Motor Company, Nikola Motor Company, Plug Power, Inc., Powercell Sweden AB, Robert Bosch GmbH, Shanghai Re-Fire Technology Co., Ltd., Symbio SAS (a joint venture of Michelin and Faurecia), Toyota Motor Corporation and Loop Energy Inc.
We believe that we are well positioned to compete with our competitors based on our talented workforce, intellectual property portfolio, technology, number of product offerings, manufacturing capabilities, vertical integration, customers, partners, brand, financial strength, and extensive operating hours in real world heavy-duty operations.
Material Handling
The material handling market includes industrial vehicles such as forklifts, automated guided vehicles and ground support equipment. Our initial focus is on battery-powered Class 1 counterbalance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts. Our products for the material handling market are the FCveloCity®-9SSL stack, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions, the FCveloCity®-1020ACS stack for Class 3 material handling applications, and the FCgen®-LCS stack which is expected to be applicable to Class 1, Class 2 and Class 3 forklift truck solutions.
Ballard is currently supplying fuel cell stacks to a limited number of system integrators in North America and Europe.
Competition
Class 2 and Class 3 forklift trucks are currently dominated by battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications. Internal combustion engine power is typically seen as the solution for forklift trucks in Class 1 for outdoor applications. Compared to batteries, fuel cell systems in Class 1, Class 2 and Class 3 forklift trucks can provide extended run time without frequent and lengthy battery replacement and recharging cycles. For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell powered forklift trucks can provide a lower life-cycle cost when compared with battery solutions.
Plug Power is the only company currently offering a full suite of Class 1, 2 and 3 forklift solutions to the material handling market. We currently sell and supply fuel cell stacks to Plug Power on a limited basis. Plug Power has developed its own air-cooled and liquid-cooled fuel cell stacks to vertically integrate into their material handling solutions. Plug Power’s own fuel cell stacks compete with our fuel cell stacks for supply in Plug Power’s business. Ballard is also engaged with other companies to increase potential sales beyond Plug Power for the forklift market.

Other companies developing fuel cell systems for material handling applications include certain systems integrators, like Infintium, and certain forklift manufacturers, like Hyster-Yale, KION, and Toyota.
Advanced battery technology continues to make progress in the material handling market. However, the high up-front cost of advanced batteries continues to be a barrier to broad market adoption. Furthermore, advanced battery technologies still require significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.
Stationary Power Generation
PEM fuel cell systems have market opportunities for zero emission power generation applications requiring intermittent power generation with fast response such as backup power of critical infrastructure, peak shaving, hybrid renewable off-grid sites and electric charging applications such as shore power.
The backup power market includes stationary applications for telecommunications equipment and other critical infrastructure such as data centers. We also sell fuel cell stacks to certain companies developing PEM fuel cell-based backup power systems and other stationary power systems.
We supply the backup power market through the sale of our hydrogen backup power product, the FCgen®-H2PM, manufactured by Ballard Denmark.
We provide fuel cell systems to backup critical communication infrastructure with a focus on fibre optics network backbones, critical hub sites and emergency communication networks (police, fire, ambulance and other emergency response services) in Europe with our FCgen®-H2PM product. Several Scandinavian countries have passed regulations to impose extended backup time (typically more than 12 hours) for critical infrastructure. Fuel cell technology provides an alternative power solution to ensure site power availability during unexpected and extended power outages to harden critical telecommunication networks.
We also intend to provide fuel cell power generation solutions from 200kW to multiple MW using our FCwave and ClearGen platforms. We recently announced a demonstration program for backup generation for data centers with Caterpillar at a Microsoft data center in the US.
Competition
The stationary power generation market is currently dominated by diesel generators and batteries. Advanced battery technology continues to make modest progress in the backup power generation market. However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space. We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.
For certain applications and markets we believe fuel cell power generators offer a value proposition against diesel generators with lower operating cost, extended run time, low emission and noise, and less risk of theft.

Hydrogen internal combustion engines (H-ICEs) and hydrogen fueled gas turbines are also being developed and could be an alternative to diesel generators. Compared with fuel cell systems, however, H-ICEs and gas turbines produce nitrous oxide emissions and are considered to be less power efficient.
Companies developing PEM fuel cell systems for stationary power generation applications include Altergy, CHEM, Plug Power, SFC Energy, and Nedstack. We seek to gain competitive advantage through fuel cell designs that provide zero emissions, superior performance, reliability, durability and cost.
Technology Solutions
This business platform was established in 2011 to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. The mandate of the Technology Solutions business platform is to help customers solve difficult technical and business challenges in their PEM fuel cell programs or address new business opportunities. We offer customized, bundled technology solutions, including specialized PEM fuel cell engineering services, access to our intellectual property portfolio and know-how, as well as the supply of technology components.
Our current Technology Solutions efforts are predominantly in support of automotive and heavy-duty motive research and product development programs. In 2021, we also executed on programs in rail, marine and stationary.
As noted in the Recent History section above, in 2018 we signed a 3.5-year extension to the then-current Technology Development Agreement with AUDI, part of the Volkswagen Group. In 2020 we amended the Technology Development Agreement with AUDI relating to certain program reductions through 2022.
In 2021, we continued to execute on the development of a 200 kW fuel cell engine zero-emission fuel cell engine to power Siemens’ Mireo light rail train pursuant to the Development Agreement entered into with Siemens in 2017. We also continued the execution of the Research and Development Agreement to develop and transfer technology to the Weichai-Ballard JV in order to enable manufacturing of Ballard’s FCgen®-LCS fuel cell stack and FCgen®-LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China.
Competition
Our main competition in the automotive sector for engineering services is the automakers’ ‘in-house’ capabilities, specialized automotive engineering companies, or fuel cell development companies, like AVL List, FEV Group GmbH, Intelligent Energy, Powercell Sweden AB, and Ricardo offer competing fuel cell development programs.
Impact of Regulations and Public Policy
In the course of carrying on our business we believe we have become aware of government regulation and public policies that may be supportive of our business, the fuel cell industry in general or zero-emission vehicles. The statements below in this section are based on our understanding of the regulations and public policies in place in the particular jurisdiction as of the date of this Annual Information Form that we believe to be correct. While we believe the statements below in this section to be correct, regulation and public policy may change without notice and our understanding regulations and public policies may be incorrect.
Approximately 75 countries have announced targets to achieve net-zero emissions strategies for 2050 or pledged to be carbon neutral by 2050. Also, over 50 countries representing approximately 90% of global GDP have specific hydrogen strategies. The main drivers of such policies include greenhouse gas (“GHG”) emission reduction goals, the integration of renewables, as well as the opportunity for economic growth and green recovery plans.
On November 15, 2021, President Biden signed into law the Infrastructure Investment and Jobs Act. The bill allocates over $62 billion to the Department of Energy to advance clean energy technologies, including: (1) $8 billion to support the development of at least four clean hydrogen hubs across the United States in order to further development with respect to the production, processing, delivery, storage, and end-use of clean hydrogen; and (2) $1 billion to support the demonstration, commercialization, and deployment of electrolyzer systems, in order to decrease the cost of clean hydrogen production.
The U.S. Federal Transit Agency manages the competitive Low or No Emission Vehicle Program which provides funding to state and local governmental authorities for the purchase or lease of zero-emission and low-emission transit buses as well as acquisition, construction, and leasing of required supporting facilities. For the U.S. Federal Government fiscal year 2021, there was $182 million funding available from the FTA for the Low or No Emission Vehicle Program (Low-No Program).
The California Air and Resource Board (“CARB”) Low Carbon Transportation and Air Quality Improvement Program programs provide mobile source incentives to reduce GHG emissions, criteria pollutants, and air toxics through the development of advanced technology and clean transportation in California. The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero‑emission bus (“ZEB”) fleet. Beginning in 2029, all new purchases by California transit agencies must be ZEBs, with a goal for full transition by 2040. In 2020, the CARB unanimously adopted the world’s first zero-emission commercial truck requirement, the Advanced Clean Trucks rule. Beginning in 2024, truck manufacturers must increase their zero-emission truck sales to between 30-50 percent by 2030 and 40-75 percent by 2035 depending on the class of truck. The CARB requirements are expected to be key drivers of the growing demand in the US for fuel cell trucks and buses.
In Europe, the Fuel Cells and Hydrogen Joint Undertaking (“FCH JU”) – a partnership of the European Commission with industry and the research community established in 2014 under the framework of the Fuel Cells and Hydrogen Joint Technology Initiative – supports research, technological development and demonstration (RTD) activities in fuel cell and hydrogen energy technologies in Europe. Yearly calls have funded multiple demonstration and deployment projects over the past six years such as JIVE with the deployment of close to 300 fuel cell electric buses (to this date more than 80% of vehicles deployed under JIVE are powered by Ballard fuel cell modules). Ballard is also participating in a number of other project consortium for marine, stationary, truck and coach projects.
In June 2020, the European Commission unveiled its hydrogen strategy and officially launched the European Clean Hydrogen Alliance, issuing its report “A Hydrogen Strategy for a

Climate-Neutral Europe’’, the European Commission’s priority is the development of renewable hydrogen, produced primarily using wind and solar energy. However, over the medium-term other forms of low-carbon hydrogen are needed to rapidly reduce emissions and support the development of a viable market.
In 2020, multiple countries in Europe announced ambitious hydrogen strategies supported by significant funding (for example, €9 billion in Germany and €7 billion in France).
The European Commission's “Fit for 55 package, announced in July 2021, includes a number of proposals that could support growth in the European Union's hydrogen economy, as the bloc seeks to reach its climate goals. Europe has a binding legal target of a 55% GHG emissions reduction by 2030 and a goal of a net-zero economy by 2050. The revised Alternative Fuels Infrastructure Directive calls for hydrogen refueling stations at least every 150 km on highways for compressed hydrogen and every 450 km for liquid hydrogen by 2030. Furthermore, it establishes new sub-targets for the use of Renewable Fuels of Non-Biological Origin (RFNBOs) by 2030. Overall, this totals five million tonnes of green hydrogen per year for industry, alongside a further five million tonnes for transport.
In December 2021, the European Commission announced the launch of the Clean Hydrogen Partnership, which will take over the activities of existing FCH JU. The EU will support the Clean Hydrogen JU with €1 billion of funding for the period 2021-2027, complemented by at least an equivalent amount of private investment (from the private members of the partnership). The Clean Hydrogen Partnership will accelerate the development and deployment of the European value chain for clean hydrogen technologies, contributing to sustainable, decarbonised and fully integrated energy systems. Together with the Hydrogen Alliance, it will contribute to the achievement of the Union's objectives put forward in the EU hydrogen strategy for a climate-neutral Europe.
In December 2020, Canada announced its Hydrogen Strategy setting an ambitious framework to cement hydrogen as a key part of Canada’s path to net-zero carbon emissions by 2050 and make Canada a global leader in hydrogen technologies. In 2021, Natural Resources Canada set up a framework for the execution of Canadian Hydrogen Strategy including development of hydrogen hubs and have released first call for proposal for production at scale of green hydrogen to be used for fuel for zero emission vehicles.
In September 2020, the Government of China announced a new 4-year policy framework replacing existing subsidy programs with awards. While previous policies in China to support zero-emission vehicle makers (sometimes referred to as new-energy vehicles) had offered subsidies on sales, the new policy framework will require local governments and companies to build a more mature supply chain and business model for the new-energy vehicle industry. The Government of China is expected to provide financial incentives to demonstration regions that meet requirements based on:
•Completeness of industry base with leading enterprises;
•Competitive hydrogen energy supply and economics;
•Prior fleet demonstration of FCEV applications; and
•Guaranteed local policy to support FCEV industry.

In 2021, the Government of China announced the first demonstration city clusters in Beijing, Shanghai and Guangdong. In early 2022, the Government of China announced Henan and Hebei as the second demonstration city clusters.
In Japan, incentives focus on fuel cell systems for residential co-generation systems and transportation. Hydrogen-related policy materials, namely, the Basic Hydrogen Strategy (December 2017), the Fifth Strategic Energy Plan (July 2018), and the Tokyo Statement (October 2018) were formulated and released. In order to ensure the achievement of the goals set forth in the Basic Hydrogen Strategy and the Fifth Strategic Energy Plan toward the realization of a hydrogen-based society, on March 12, 2019, the Council for a Strategy for Hydrogen and Fuel Cells renewed the existing Strategic Roadmap for Hydrogen and Fuel Cells. The renewed roadmap defines: (i) new targets on the specification of basic technologies and the breakdown of costs; (ii) necessary measures for achieving these goals; and (iii) that Japan will convene a working group consisting of experts to review the status of implementation in each area stipulated by the roadmap. Those targets include the deployment of 200,000 fuel cell cars by 2025 and 800,000 by 2030 along with 1,200 fuel cell buses by 2030. The Japanese Government’s Hydrogen Roadmap has a goal of bringing the cost of hydrogen down to $3 per kilogram by 2030, and $2 per kilogram by 2050.
Human Resources
As of December 31, 2021, we had 1,367 employees in Canada, the United States, the European Union, the UK and China, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, quality, supply chain management, advanced manufacturing, marketing, sales, service, business development, legal, finance, accounting, human resources, information technology and business management. Our employees are not represented by any labour union. Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.
Facilities
We currently have the following principal facilities: (a) a leased 116,797 ft² (10,850 m²) facility in Burnaby, British Columbia that houses our corporate headquarters and our fuel cell development, manufacturing, assembly and testing activities; (b) a leased 112,000 ft² (10,405 m²) facility in Burnaby that houses certain of our manufacturing facilities; and (c) a leased 4,100 ft² (381 m²) facility in Hobro, Denmark that houses certain engineering, manufacturing sales and service activities. The Synergy-Ballard JV’s operations in Yunfu, China occupies approximately 40,000 ft² (3,700 m²) of a purpose built 120,000 ft² (11,000 m²) facility dedicated to fuel cell stack and module assembly. The Weichai-Ballard JV’s operations in Weifang, China are conducted in an approximately 150,000 ft² (14,000 m²) facility.
As per our Quality Statement, we are committed to ensuring that each of these facilities is operated in full compliance with all applicable laws, as well as all applicable health, safety, and regulatory standards.

Manufacturing
Our PEM fuel cell products are produced in four facilities – three in Burnaby, British Columbia and one in Hobro, Denmark. Along with these facilities, the Weichai-Ballard JV, of which Ballard has a 49% interest, manufactures Ballard’s FCgen®-LCS fuel cell stack and FCgen®-LCS-based power modules for bus, truck and forklift applications in Weifang, Shandong Province, China, and the Synergy-Ballard JV, of which Ballard has a 10% interest, operates an FCveloCity®-9SSL fuel cell stack assembly line in Yunfu, Guangdong Province, China. The Burnaby facilities are focused on our core fuel cell competencies, which include the production of MEAs, the production of bipolar plates, integration and testing of fuel cell stacks, assembly and testing of motive modules, assembly and testing of stationary systems, as well as support of other products required through our engineering services contracts. Ballard Denmark develops, tests, and manufactures FCwave™ marine power modules and backup power systems in Hobro, Denmark.
A part of our expansion strategy, we continue to make investments in our manufacturing processes, equipment, capabilities and business processes to increase our production.
Certain materials and components used in the production of MEAs, bipolar plates, fuel cell stacks, and balance of plant are proprietary in nature and have been developed in joint collaboration between Ballard and our key supply base. Strategic supply agreements have been executed with these suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.
Safety
Our products are designed and manufactured with the safety of our employees, customers, and end-users in mind. All equipment and processes that are introduced into our working environment are evaluated using a rigorous Preliminary Hazard Assessment procedure to ensure they are safe to use.
In 2021, we continued to work diligently to continue to strengthen the culture of safety across our entire global footprint. We have enhanced the robustness of our safety protocols in the areas of Joint Health and Safety Committees, Management Leadership and Commitment, Hazard Identification and Control, Emergency Preparedness, Workplace Inspections, Accident Investigations, and Health and Safety Administration. Conformance to these systems is ensured through our Integrated Management System.
We also achieved our ISO 45001 – Occupational Health and Safety certification in our Burnaby facilities.
Quality
Quality is an integral part of the Ballard culture. We measure our success through the satisfaction of our customers and other quality metrics.
Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to their expectations and contractual requirements while being produced in a safe and environmentally conscious manner. We adhere to our Quality Policy Statement, which reads, “At Ballard, Quality is intrinsic to our identity. Our team is empowered to do things right – the first time – to satisfy customer needs and deliver on our promise.”

We are certified to automotive standard IATF16949 while maintaining ISO9001:2015 in our Burnaby facilities. Conformance to these quality systems is ensured through our Integrated Management System. We also strive for continuous improvements in our manufacturing processes through such practices as Lean Manufacturing, 5-S and Six Sigma. The Synergy-Ballard JV in Yunfu, China and the Weichai-Ballard JV in Weifang, China each carry the IATF16949 certification.
Research and Product Development
Ballard’s research activities are primarily focused on the MEA and its sub-components, aimed at improving the overall cost, performance, durability, and reliability of our products. Material development for other unit cell components, such as bipolar plates, frames, seals and adhesives, are areas of additional research focus. Product development activities have been primarily directed at stack design and module development and cost reduction. Progress is driven by leveraging stack component designs, materials, and manufacturing processes across multiple product platforms. In addition, warranty cost reduction is enabled through improved durability and reliability growth.
Intellectual Property
Ballard’s technical strengths lay in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.
Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 30 years of research, product development and production.
As of March 14, 2022, Ballard owns or controls through IP Holdings: 44 United States granted patents; 99 non-United States granted patents; 7 United States published patent applications; and 34 published non-United States patent applications. Our patents will expire between May 2021 and September 2041.
We hold licence rights to additional intellectual property from a number of third parties. We have a royalty-free license to approximately 1,000 issued patents and pending patent applications from Audi for bus and non-automotive applications and a royalty-bearing license for all other applications. In addition, these licences include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH, a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC), including any intellectual property rights developed by them to January 31, 2013. As of March 14, 2022, of the approximately 2,000 patents and patent applications that were included in these licenses, approximately 120 of them are currently granted or pending.

Cybersecurity
Ballard is committed to maintaining strong security controls, including encryption, to protect our information and the information our customers and partners entrust to us. We maintain administrative, technical, and organizational security measures to protect information from loss, misuse, and unauthorized access or disclosure. These measures are based on industry security practices and take into account the sensitivity of the information we collect, the current state of technology, the cost effectiveness of implementation, and the scope of the data processing we engage in. To our knowledge, Ballard has not experienced an information security breach in the last three years.
Ballard implements and maintains a cybersecurity framework to manage cyber risk, control, and compliance-based activities. This framework is based on the International Organization for Standardization (ISO) and International Electrotechnical Commission (IEC) 27001 standard. Ballard also maintains robust cyber insurance coverage. Ballard employees receive cybersecurity training during onboarding and on an ongoing basis.
The Audit Committee is responsible for overseeing our cybersecurity risk program and monitoring cybersecurity policies and procedures within our organization. Management briefs the Audit Committee on cybersecurity matters quarterly.
Sustainability
In 2021, we continued our “Mission Carbon Zero” initiative; a multi-year approach to evaluate and reduce the environmental impact of our organization and our products. Through this initiative we are working towards our goal of being carbon neutral by 2030.
In 2021, we offset 798 tonnes of CO2e (15% of our 2021 GHG emission) by investing in carbon offset projects with Offsetters, Canada’s leading carbon management solutions provider. Their projects are verified and validated by third parties to ensure that the emission reductions are real, additional, and permanent. The projects that we support also provide additional benefits to the communities surrounding them. They are the Great Bear Forest Carbon Project, The Southern Cardamom REDD+ Project, and the Quadra Island Forestland Conservation Project.
Our multi-year, cross-functional our “Mission Carbon Zero” initiative includes:
•A corporate emissions inventory (to evaluate and track our annual GHG footprint) for Ballard facilities in Canada and Europe, which was completed in 2018, 2019 and 2020;
•A lifecycle inventory of our fuel cell stacks and heavy-duty power modules (to measure carbon footprint from cradle to gate);
•Informing our customers about our product LCA (Life-Cycle Assessment);
•Defining long term strategies and short-term action plans to reduce and offset our emission to reach carbon neutrality; and
•Reporting on progress towards our emission reduction targets, including publishing our second ESG report in March 2021 and filed our second CDP report in July 2021. In 2021, we continued our “Mission Carbon Zero” initiative; a multi-year approach to evaluate and reduce the environmental impact of our organization and our products. Through this project we are working towards our goal of being carbon neutral by 2030.

Our multi-year, cross-functional our “Mission Carbon Zero” initiative includes:
•A corporate emissions inventory (to evaluate and track our annual GHG footprint) for Ballard facilities in Canada and Europe, which was completed in 2019;
•A lifecycle inventory of our fuel cell stacks and heavy-duty power modules (to measure carbon footprint from cradle to gate);
•Informing our customers about our product LCA (Life-Cycle Assessment);
•Defining long term strategies and actions to reduce and offset our emission to reach carbon neutrality; and
•Reporting on progress towards our emission reduction targets, including publishing our first ESG report in March 2020 and filed our first CDP report in July 2020.
SHARE CAPITAL AND MARKET FOR SECURITIES
Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of March 14, 2022, our issued share capital consisted of 297,809,654 common shares. Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) and on the National Association of Securities Dealers Automated Quotation Global Market (“NASDAQ”) and trade under the symbol “BLDP” on both exchanges.
The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2021:

	TSX		NASDAQ
	Price Range (C$)	Average Daily Volume (#)	Price Range (US$)	Average Daily Volume (#)
January	$28.80 - $47.37	1,569,422	$22.53 - $37.31	2,132,015
February	$34.63 - $52.23	2,310,298	$27.27 - $40.99	1,933,885
March	$26.79 - $37.63	1,597,191	$21.15 - $29.79	1,660,487
April	$24.41 - $31.04	1,898,496	$19.32 - $24.77	1,144,205
May	$16.83 - $24.84	1,835,703	$13.83 - $20.26	1,634,721
June	$20.36 - $23.05	1,158,188	$16.84 - $18.68	911,136
July	$19.10 - $22.60	865,751	$15.15 - $18.22	711,629
August	$18.63 - $21.26	958,542	$14.77 - $16.80	826,771
September	$17.56 - $21.45	990,418	$13.77 - $16.95	863,688
October	$16.45 - $22.43	1,208,097	$13.08 - $18.12	955,506
November	$19.38 - $24.08	1,113,686	$15.16 - $19.34	1,093,019
December	$15.31 - $18.28	1,142,984	$11.98 - $14.45	1,083,073
The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.
Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. The Board represents that it will not, without prior shareholder approval, issue or use preferred stock for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Currently there are no preferred shares outstanding.
DIVIDEND RECORD AND POLICY
To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER
There are no securities of Ballard in escrow or subject to contractual restrictions on transfer.
DIRECTORS AND OFFICERS
Board of Directors
The following chart provides the following information as of March 14, 2022: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the “DSUs”) beneficially owned or controlled by each of them.

Kathy Bayless California, USA Director since: 2021 Independent	Principal Occupation(1): Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment), and a member of the Board and Audit Committee Chair of Energous Corporation (wireless power and charging). Previously Ms. Bayless held various executive roles at public technology companies including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	395
Douglas P. Hayhurst B.C., Canada Director since: 2012 Independent	Principal Occupation(1): Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was executive Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	5,000	214,594

Kui (Kevin) Jiang Shandong, China Director since: 2019 Weichai nominee	Principal Occupation(1): Mr. Jiang is President of Shandong Heavy Industry Group Co., Ltd. (heavy machinery manufacturing). He is also a non-executive director of Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing), a non-executive director of Sinotruk (Hong Kong) Limited, (heavy-duty truck manufacturing), a supervisor of KION Group AG (intralogistics, warehouse solutions and industrial trucks), and a director of the Power Solutions International Inc. (cleantech engine and powertrain manufacturing). Previously, Mr. Jiang was deputy general manager of Shandong Bulldozer General Factory (heavy machinery manufacturing); deputy general manager of Shantui Construction Machinery Import and Export Company (heavy machinery); a director and senior officer of Shantui Engineering Machinery Co., Ltd. (heavy machinery); deputy general manager of Shandong Engineering Machinery Group Co., Ltd. (heavy machinery); executive deputy general manager and vice chairman of Weichai Group Holdings Limited, (diesel engine, powertrain and hydraulic products manufacturing); and chairman of Shanzhong Jianji Co., Ltd. (heavy machinery). He is an engineer and holds an MBA degree.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	0
Duy-Loan Le Texas, USA Director since: 2017 Independent	Principal Occupation(1): Ms. Le is President of DLE Management Consulting LLC (management consulting services), a position she has held since 2016. Previously, Ms. Le was an advanced technology ramp manager and a Senior Fellow at Texas Instruments Incorporated (semiconductor design and manufacturing) from 2002 to 2015; Program Manager and Fellow from 1998 to 2002; and Design Engineer and Manager from 1982 to 1998. Ms. Le is an inventor on 24 U.S. patents.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	50,000	42,520
R. Randall (Randy) MacEwen B.C., Canada Director since: 2014 Non-Independent	Principal Occupation(1): Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since October 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (onsite hydrogen generation systems) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	248,979	148,046
Hubertus M. Muehlhaeuser Switzerland Director since: 2021 Independent
Principal Occupation(1): Mr. Muehlhaeuser is Chairman & CEO of Pontem Corporation (special purpose acquisition company) and Chairman of Kelvion Ltd. (heat exchangers). Previously Mr. Muehlhaeuser was CEO and Executive Director at CNH Industrial N.V. (agricultural equipment), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).

	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	1892

Marty Neese California, USA Director since: 2015 Independent	Principal Occupation(1): Mr. Neeseis CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	72,849
James Roche Ontario, Canada Director since: 2015 Independent
Principal Occupation(1): Mr. Roche is founder, President and Chief Executive Officer of Stratford Managers Corporation (management consulting services), a position he has held since 2008. Prior to that, Mr. Roche was co-founder, President and Chief Executive Officer of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986 to 1995.

	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	50,000	86,730
Shaojun (Sherman) Sun Shandong, China Director since: 2019 Weichai nominee	Principal Occupation(1): Mr. Sun is an Executive Director and Executive President of Weichai Power Co., Ltd. (diesel engine, powertrain and hydraulic products manufacturing), a director of Weichai Group Holdings Limited and chairman of Power Solutions International Inc. (cleantech engine and powertrain manufacturing). Previously, Mr. Sun was supervisor and chief engineer at Weifang Diesel Engine Factory (diesel engine manufacturing) and director of Torch Automobile Group Co., Ltd. (heavy machinery and automotive manufacturing). He holds doctorate degree in engineering.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	0
Janet Woodruff B.C., Canada Director since: 2017 Independent	Principal Occupation(1): Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, she was Vice President and Special Advisor to BC Hydro (public utility) from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation (electricity transmission infrastructure); and Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health from 2003 to 2007.
	Securities Held
	Shares(1) (#/% of Class)	DSUs(2) (#/% of Class)
	0	37,534
Notes
1.The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.
2.Rounded to the nearest whole number.
Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.
The Board has formed three committees: the Audit Committee; the Commercial Committee; and the People, Corporate Governance & Compensation Committee. The Audit Committee members are Ms. Bayless, Mr. Hayhurst (chair), Mr. Roche and Ms. Woodruff. The Commercial Committee members are Ms. Le, Mr. Muehlhaeuser, Mr. Neese (chair) and Mr.

Roche. The People, Corporate Governance & Compensation Committee members are Mr. Hayhurst, Ms. Le, Mr. Muehlhaeuser, Mr. Roche and Ms. Woodruff (chair). The chair of the Board is an ex officio member of each committee and is entitled to vote on committee matters. Directors who are appointed by shareholders pursuant to agreements with the Corporation are not eligible to serve on board committees.
Canadian securities legislation requires disclosure if, as at the date of the AIF, or within 10 years before the date of the AIF, a director or executive officer was a director or officer of any company that became insolvent while that person was acting in that capacity, or within one year from ceasing to act in that capacity. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.
Conflicts of Interest
Mr. Sun and Mr. Jiang are directors and officers of Weichai or affiliates of Weichai, and as a result they may have potential material conflicts of interest with Ballard given the contractual relationships between and amongst Ballard, Weichai and the Weichai-Ballard JV as discussed above in the Recent History section and below in the Material Contracts section of this Annual Information Form.
Executive Officers
As of March 14, 2022, we had six executive officers. The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
Robert Campbell British Columbia, Canada	Senior Vice President and Chief Commercial Officer	Senior officer of Ballard. Formerly President and CEO of SoloPower Systems, Inc. (2013 – 2017).
Kevin Colbow British Columbia, Canada	Senior Vice President and Chief Technology Officer	Executive officer of Ballard. Formerly Vice President, Technology Solutions of Ballard.
Paul Dobson British Columbia, Canada	Senior Vice President and Chief Financial Officer	Executive officer of Ballard. Formerly Interim CEO and Chief Financial Officer at Hydro One (2018 to 2019).
Linda Downs British Columbia, Canada	Senior Vice President and Chief People Officer	Executive officer of Ballard. Formerly Chief Human Resources Officer at Mundipharma (2011 to 2019).
R. Randall (Randy) MacEwen British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard.
Sarbjot (Jyoti) Sidhu British Columbia, Canada	Senior Vice President, Operations	Senior officer of Ballard. Formerly Director, Quality of Ballard.

In 2013, Mr. Campbell was the President and CEO of SoloPower Systems, Inc. during a financial restructuring with its secured creditors. Mr. Campbell is expected to retire from his position in May 2022.
Shareholdings of Directors and Senior Officers
As of March 14, 2022, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 481,824 of our common shares, being less than 1% of our issued and outstanding common shares, and 629,359 DSUs.

AUDIT COMMITTEE MATTERS
Audit Committee Mandate
The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix “A” and posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed.
Composition of the Audit Committee
The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Kathy Bayless	Yes	Yes	Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc., and a member of the Board and Audit Committee of Energous Corporation. Previously Ms. Bayless held various executive roles at public technology companies including Chief Financial Officer and Treasurer at Synaptics, Incorporated and Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.
Douglas P. Hayhurst (Chair)	Yes	Yes	Mr. Hayhurst was an executive with IBM Canada Business Consulting Services and a Partner with PricewaterhouseCoopers Management Consultants. Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
James Roche (ex officio)	Yes	Yes	Corporate Director of Ballard. Mr. Roche is currently President and CEO of Stratford Managers Corporation and was a founding member and executive at Newbridge Networks Corporation. He subsequently co-founded Tundra Semiconductor Corporation, and was President and CEO of the publicly-traded company. Mr. Roche has also served as President and CEO of CMC Microsystems and ThinkRF Corp.
Janet Woodruff	Yes	Yes	Ms. Woodruff was acting CEO to the Transportation Investment Corporation from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Formerly Vice President and Special Advisor to BC Hydro from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation. Formerly, Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health from 2003 to 2007.
The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee.
The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The following table shows the costs incurred with KPMG LLP in 2021 and 2020 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2021 (C$)	2020 (C$)
Audit	$792,692	$846,131
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	$10,812

Audit Fees
Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents. A
Audit-Related Fees
Audit-related fees would be for assurance and related services reasonably related to the performance of the audit or review of financial statements or other services traditionally performed by the auditor but are not reported under the heading audit fees above. There were no fees paid to KPMG LLP that would be considered “Audit-Related Fees” in 2021 and 2020.
Tax Fees
There were no fees paid to KPMG LLP that would be considered “Tax Fees” in 2021 or 2020.
All Other Fees
All other fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above. There were no fees paid to KPMG LLP that would be considered “All Other Fees” in 2021. The “All Other Fees” in 2020 consisted of the review of financial statements of a third party.
LEGAL PROCEEDINGS
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Weichai-Ballard JV is 51% owned by Weichai and as of January 31, 2022, Weichai’s wholly-owned subsidiary, Weichai HK, owns approximately 15.5% of Ballard’s common shares.
The Weichai-Ballard JV is intended to manufacture Ballard’s FCgen®-LCS fuel cell stack and FCgen®LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China.
As noted above, two of Ballard’s directors, Mr. Jiang and Mr. Sun, are directors and officers of Weichai or affiliates of Weichai.

Except as described above, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.
TRANSFER AGENT AND REGISTRAR
Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
MATERIAL CONTRACTS
Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.
February 2021 Bought Deal Underwriting Agreement
On February 10, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with TD Securities Inc., National Bank Financial Inc. (the “Co-Lead Underwriters”), BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd. and Cormark Securities Inc. (each, including the Co-Lead Underwriters, an “Underwriter” and collectively the “Underwriters”) for a bought deal offering (the “Offering”).
Pursuant to the terms of the Underwriting Agreement, the Underwriters purchased, on a bought deal basis, 14,870,000 Common Shares for $37.00 per Common Share (the “Offering Price”) for gross proceeds of $5560,190,000. Pursuant to the Offering the Common Shares were offered in each of the provinces and territories of Canada, except Quebec, and the United States.
We filed the Underwriting Agreement on SEDAR on February 10, 2021.
AUDI Patent License and Intellectual Property Exploitation Agreement
On October 29, 2020, we entered into a Patent License and Intellectual Property Exploitation Agreement (the “License Agreement”) with AUDI expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack in all applications, including commercial trucks and passenger cars. The License Agreement modifies many of the provisions of TDA-3 related to the parties’ respective intellectual property rights. Concurrently with the signing of the License Agreement Ballard and AUDI entered into an amendment to TDA-3.
Pursuant to the License Agreement AUDI grants to Ballard for use in all applications a non-exclusive, royalty-bearing license to the intellectual property developed for AUDI pursuant to TDA-3, the prior Technology Development Agreement dated as of March 1, 2013 entered into between Ballard and Volkswagen AG, as amended and assigned to AUDI, and the Transfer and License Agreement dated February 11, 2015 between Ballard and AUDI.

Pursuant to the License Agreement Ballard grants to AUDI for use in all applications a non-exclusive, royalty-bearing license to use Ballard’s background and sideground intellectual property incorporated, forming a part of, or covering work or deliverables performed in connection with TDA-3.
The License Agreement established the royalty payable by each party. The term of the License Agreement continues until the last of the relevant patents to expire.
We filed the License Agreement on SEDAR on November 6, 2020.
Weichai Strategic Collaboration Transaction
On November 13, 2018, we entered into a strategic collaboration transaction with Weichai that included the following material agreements:
1.A Subscription Agreement between Weichai and Ballard dated August 29, 2018. The Subscription Agreement resulted in an equity investment in Ballard by Weichai in the amount of approximately $163.6 million, representing 19.9% of the outstanding common shares of the capital of Ballard at that time.
2.An Investor Rights Agreement between Weichai HK and Ballard dated November 13, 2018. The key terms of Investor Rights Agreement are set out in the Recent History section of this Annual Information Form.
3.A Joint Venture Agreement between Weichai and Ballard HK dated November 13, 2018. The key terms of Joint Venture Agreement are set out in the Recent History section of this Annual Information Form.
The Subscription Agreement was filed on SEDAR on September 3, 2018 and the Investor Rights Agreement and Joint Venture Agreement were filed on SEDAR on November 23, 2018.
Technology Development Agreement with Audi
On June 11, 2018, we entered into a 3.5-year extension to our current Technology Solutions contract with Audi extending the HyMotion program to August 2022. The particulars of the Technology Development Agreement are described above in this Annual Information Form.
We filed the Technology Development Agreement on SEDAR on June 21, 2018. The preceding technology development agreement and associated amending agreement with Audi and VW were filed on SEDAR on February 20, 2015 and March 15, 2013, respectively.
FCveloCity®-9SSL Fuel Cell Stack Production Operation
On July 18, 2016, we entered definitive agreements in Foshan, China with Nation-Synergy for the establishment of an FCveloCity®-9SSL fuel cell stack production operation in the City of Yunfu, in Guangdong Province. The transaction completed on October 25, 2016.
Ballard filed the 9SSL Production Line Master Agreement and form of Equity Joint Venture Agreement on SEDAR on July 27, 2016 in conjunction with the filing of a Material Change Report in respect of the transaction. On November 4, 2016, we filed the final Equity Joint Venture Agreement and Sales and Marketing Agreement in conjunction with the filing of a Material Change Report in respect of the closing of the transaction. The particulars of the 9SSL

Production Line Master Agreement, Equity Joint Venture Agreement, and Sales and Marketing Agreement are described above in the Recent History section of this Annual Information Form.
Audi IP Asset Transfer
On February 11, 2015, we entered into an agreement with Audi (the “IP Transfer and License Agreement”) under which we agreed to transfer to Audi certain of the transportation-related fuel cell intellectual property assets we previously acquired from United Technologies Corporation. These assets consist of approximately 900 patents and patent applications as well as know-how primarily related to PEM fuel cell technology.
As consideration for the patents and patent applications, Ballard received $40 million from Audi, of which $10 million was paid to UTC as a royalty under the terms of our prior acquisition from UTC. As consideration for the know-how, Ballard received $10 million from Audi on transfer thereof, of which $900,000 was paid to UTC.
In addition, we retained the sole right to use the patents, patent applications and know-how transferred to Audi for all non-automotive purposes, as well as a non-exclusive right for use in buses, and a non-exclusive right for use in certain limited pre-commercial automotive purposes, all on a royalty-free basis. We also retained the right to provide technology solutions services to other automotive OEMs.
Ballard filed the IP Transfer and License Agreement on SEDAR on February 20, 2015 in conjunction with the filing of a Material Change Report in respect of the transaction.
INTERESTS OF EXPERTS
KPMG LLP, our independent auditors, has audited our consolidated financial statements for the years ended December 31, 2021 and 2020. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.
RISK FACTORS
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2021. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.
We may not be able to successfully execute our business plan.
The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.
In China a significant amount of operations are conducted by joint ventures that we cannot operate solely for our benefit.
A key part of our strategy is based on the localization of stack and module production with joint venture partners, where we do not control the joint venture. We share ownership and management of the Synergy-Ballard JV and the Weichai-Ballard JV with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture.
Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. If a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. In addition, because we have a minority share ownership, we have limited control over the actions of each of the Synergy-Ballard JV and the Weichai-Ballard JV. As a result, we may be unable to prevent misconduct or other violations of applicable laws by the Synergy-Ballard JV and the Weichai-Ballard JV. To the extent another party makes decisions that negatively impact the Synergy-Ballard JV or the Weichai-Ballard JV or internal control issues arise within either joint venture, we may have to take responsive or other action or we may be subject to penalties, fines or other related actions for these activities.
We are dependent on third party suppliers for the supply of key materials and components for our products and services.
We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors beyond our control. This could include: a reduction in the supply or availability of commodities or parts required to manufacture our products; lockdowns and workforce disruptions caused by the COVID-19 pandemic; the impacts of climate change on transportation networks and suppliers manufacturing facilities; and economic sanctions or embargoes.
We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.
We, directly or through joint ventures that we are party to, sell a significant portion of our products in the Heavy-Duty Motive market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations or file for bankruptcy.
In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail and marine applications.
In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail and marine applications. While we continually seeking to expand our customer base, we expect the limited number of customers will continue for the next several years. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in anticipated demand from these customers may negatively impact our business, financial condition and results of operations.
If we are unable to broaden our customer base and expand relationships with other potential customers, our business in the Heavy-Duty Motive market will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations may have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations.
In addition, our dependence on a small number of customers in our Heavy-Duty Motive market exposes us to numerous other risks, including: (i) a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) customer-specific factors resulting in a choice to pursue an alternative technology or supplier; (iii)

reductions in a few customers’ forecasts and demand could result in excess inventories; (iv) the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations or file for bankruptcy; (v) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables; and (vi) changes in government support for zero-emission vehicles could adversely affect the end-user cost of vehicles incorporating our heavy-duty motive products.
We depend on Chinese customers for a significant portion of our revenues in our Heavy-Duty Motive market, and we are subject to risks associated with economic conditions and government policies and practices in China.
We sell most of our products in the Heavy-Duty Motive market to Chinese customers, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Any significant economic slowdown in China, change in Chinese government policies and practices around subsidies for zero-emission vehicles or hydrogen fueling infrastructure could have an adverse impact on our business, financial condition and results of operations.
In addition, macro-economic conditions, including government subsidy programs and significant volatility in China’s capital markets, may adversely impact our Chinese customers’ access to capital and program plans which could adversely impact our business. Furthermore, successful large-scale deployment of zero-emission vehicles will require adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel. Inadequate hydrogen fueling infrastructure and/or excessive hydrogen fuel costs could negatively impact deployment of fuel cell powered zero-emission vehicles and may negatively impact our business, financial condition and results of operations. Our performance in China is dependent on our business model of localization, including the strength and performance of our localization partners.
In our Technology Solutions market, we depend on a limited number of customers for a majority of our revenues and are subject to risks related to the continued commitment of these customers to their fuel cell programs.
We provide most of our services in the Technology Solutions market to two customers, the Volkswagen Group and the Weichai-Ballard JV, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Our future success in this market is dependent upon the continued demand by these customers and expansion of our customer base. Any decline in or loss of demand from these customers or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations.
In addition, our dependence on a limited number of customers in this market exposes us to numerous other risks, including: current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations or file for bankruptcy.
We could be adversely affected by risks associated with mergers and acquisitions.
We may in the future, seek to expand our business through acquisitions and investments.

Acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations; and (viii) an inability to realize the full extent of, or any of, the anticipated benefits of a merger or acquisition transaction, including failure to realize projected revenue gains or achieve expected cost savings within the assumed timeframe.
The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could be adversely affected by risks associated with capital investments and new business processes.
We may in the future, seek to expand our business through investments in capital equipment and new business processes.
While necessary for the growth of our business, investments in capital equipment and new business processes involve allocating resources based on future expectations that may or may not be correct. Investments in capital equipment and new business processes may not address the requirements of the targeted markets in the future and may result in lower-than-expected returns on such investments.
The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could lose or fail to attract the personnel necessary to operate our business.
Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.
We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and batteries as well as coal, oil and nuclear-powered generators.
Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.
Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.
Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.
Emerging diseases, like COVID-19, may adversely affect our operations (including our joint ventures in China), our suppliers, our customers and/or partners.
Emerging diseases, like coronavirus disease 2019 (COVID-19), and government actions to address them, may adversely affect our operations, our suppliers, our customers, or our joint ventures.
A local, regional, national or international epidemic, including the COVID-19 pandemic, may prevent, or cause delays in, acquiring components of our products, producing our products, delivering our services, completing sales of our products or services whether by direct impacts to our operations, or impacts to the operations of our suppliers, customers or to the financial markets. Our joint ventures may similarly be affected.
The COVID-19 pandemic continues to evolve rapidly including via the emergence of variants that may be able to circumvent the protections afforded by existing vaccines and/or other public health measures, and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:
•worsen economic conditions, which could negatively impact levels of investment in fuel cell technology deployments by governments and/or our customers;
•impact our production levels, including as a result of full or partial shutdowns of our manufacturing facilities;
•impact our customers’ or joint venture’s production volume levels, including as a result of prolonged unscheduled facility shutdowns;
•cause potential shortages of employees to staff our facilities, or the facilities of our customers, suppliers or joint ventures;
•lead to prolonged disruptions of critical components, including because of the bankruptcy/insolvency of one or more suppliers; or

•result in governmental regulation adversely impacting our business, all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.
In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.
We sell most of our products in the Material Handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Plug Power has developed its own fuel cell stacks to integrate into their material handling products. If Plug Power decides to solely use its own fuel cell stacks, then these fuel cell stacks may displace our fuel cell stacks. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations.
If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in the customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect the customer and cause it to significantly reduce operations or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if the customer declared bankruptcy or delayed payment of their receivables; and (v) reductions in the customer’s demand as a result of their own strategic action to dual source their supply of fuel cell stacks.
Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products from which to make our warranty accrual estimates.
Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
The market requirements for our products and, by extension, our technology changes rapidly. Our existing and planned products may not meet the market requirements for any number of characteristics, including performance, integration characteristics, cost, freeze-protection, ingress protection, and durability.
We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. Selling our fuel cell products on a commercially viable basis requires technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary to sell our fuel cell products on a commercially viable basis or that we will be able to acquire or license the required technology from third parties.
In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our anticipated timeline for selling our products on a commercially viable basis could be delayed, and potential purchasers may decline to purchase our products.
A mass market for our products may never develop or may take longer to develop than we anticipate.
Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.
We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
To date, we have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.
We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, including out of China.
Our success depends on our ability to secure international customers and receive payments from international customers and joint ventures in which we are participants.
We face numerous challenges in our international business activities, including restrictions on the conversion of currencies, restrictions on repatriation of funds, war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, and the burdens of complying with a wide variety of international laws.
Trade disputes and trade barriers, whether tariff or non-tariff, could prevent us from selling our products in key geographical markets, make our products uncompetitive with local competitors, and prevent us from sourcing key components of our products.
We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets.
Any of the above factors could have a material adverse effect on our business, results of operations and financial performance.

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
We depend on information technology infrastructure and systems (“IT Systems”), hosted internally and outsourced, to process, transmit and store electronic data and financial information (including proprietary or confidential information), and manage business operations. Our business requires the appropriate and secure utilization of sensitive, confidential or personal data or information belonging to our employees, customers and partners. In addition, Ballard proprietary or confidential information may be stored on IT Systems of our suppliers, customers and partners. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targets cyber-related attacks pose a risk to the security of Ballard’s and its customers’, partners’, suppliers’ and third-party service providers’ IT Systems and the confidentiality, availability and integrity of Ballard’s and its customers’ and partners’ data or information. We may be subject to cybersecurity risks or other breaches of our IT Systems intended to obtain unauthorized access to our information and that of our business partners, destroy data or disable, degrade or sabotage our IT Systems through the introductions of computer viruses, fraudulent emails, cyber attached and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. While we have made investments seeking to address these threats, including monitoring of networks and systems, hiring of experts, employee training and security policies for employees, we may face difficulties in anticipating and implementing adequate preventative measures and remain potentially vulnerable. We must rely on our own safeguards as well as the safeguards put in place by our suppliers, customers and partners to mitigate the threats. Our internal systems are audited for cybersecurity vulnerabilities by third party security firms to ensure we are prepared for new and emerging threats. Our suppliers, customers and partners have varying levels of cybersecurity expertise and safeguards, most have yearly compliance audits that are available upon request.
An IT System failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential/proprietary or personal information, damage to our systems and those with whom we do business, violation of privacy laws, litigation, regulatory penalties and remediation and restoration costs, as well as increased costs to maintain our IT Systems. Cybersecurity breaches or failures of our IT Systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Furthermore, given the highly evolving nature of cybersecurity threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means.
We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
Failure to protect our existing intellectual property rights may result in the loss of our exclusivity regarding, or the right to use, our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2021 and 2040. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (i) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.
We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.
Global macro-economic conditions are beyond our control and may have an adverse impact on our business, our joint ventures, our key suppliers, and/or customers.
Current global economic conditions, including volatility in China and global and regional expectations with respect to the rate of inflation, may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

We are subject to geopolitical risk in all jurisdictions in which we operate. There are risks of political instability in several of the jurisdictions in which we operate, including, from such factors as political conflict, economic sanctions or embargoes, tariffs and corruption. Political tensions and potential conflict could contribute to global economic uncertainty and could significantly disrupt the flow of goods, services and people. Such conditions could have a destabilizing effect on our markets and/or increase the costs of conducting business in affected jurisdictions. The materialization of one or more of these risks could have an adverse effect on our business operations, financial reporting, financial condition and results of operations.
Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
Our business interruption risk is exacerbated by an increasing number of extreme weather events related to climate change. Extreme weather events such as floods and fires caused or exacerbated by climate change could impair our ability to carry on business. For example, extreme weather events could cause catastrophic destruction to some of our or our supplier’s and/or customer’s facilities, which could in turn disrupt our production and/or prevent us from supplying products to our customers.
Transitioning to a lower-carbon economy creates opportunities for us and may increase demand for zero-emission products like those that we produce. However, we may also become subject to potential negative impacts of new environmental regulations, laws, and policies that could result in increased costs of carrying on our business. Our financial condition may be negatively impacted by costs associated with changes in environmental laws and regulations and regulatory enforcement.
Public policy and regulatory changes could hurt the market for our products and services.
Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products and services. Environmental laws and regulations have driven interest in fuel cells. We cannot guarantee that these laws and policies, including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products and services.
Government budgetary constraints could reduce the demand for our products by restricting the funding available to public transportation agencies and militaries. We cannot guarantee that current government direct and indirect financial support for our products will continue.
Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
Our current and future investment, acquisition and joint venture opportunities are, or may be, subject to the jurisdiction of the Department of Innovation, Science and Economic Development (“ISED”) under the Investment Canada Act (the “ICA”), the U.S. Federal Trade

Commission (“FTC”) and Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and related legislation and regulations, the Committee on Foreign Investment in the United States (“CFIUS”) and other similar regulatory schemes. The ICA regulates the acquisition of control of a Canadian business by a non-Canadian and requires that certain transactions be reviewed by ISED before they are permitted to close. The HSR Act regulates certain transactions that affect U.S. commerce and requires that certain transactions be reported to the FTC and DOJ before they are permitted to close. CFIUS has jurisdiction over investments in “U.S. businesses” by non-U.S. persons that involve U.S. national security concerns, which concerns may change or evolve over time in response to political, economic or other events. Unlike the ICA and the HSR Act, CFIUS may intervene in the transaction before or after the closing if the parties to a transaction do not make a voluntary or required filing with CFIUS.
Because we are a British Columbia-based company with operations and assets in the United States, Europe, the UK and China, as well as joint ventures and significant shareholders in China, from time to time we have received and responded to inquiries from these agencies. We may receive additional inquiries from, or be required to make filings with, these agencies in the future. Any of these agencies could delay or prevent us from participating in future investment, acquisition or joint venture opportunities, or could require us to take steps to address concerns identified by the regulatory agency with respect to existing investments or joint ventures. Each of these regulatory agencies has broad discretion to investigate and intervene in transactions that fall within the scope of their respective regulatory authority. In addition, CFIUS could intervene in our previously completed transactions and require us to modify or amend the terms of those transactions, or terminate or unwind all or part of the transactions, if CFIUS determines that it is necessary to address U.S. national security concerns, without regard to whether the transaction was completed and operated in accordance with applicable law. If these regulatory agencies modify, delay, prevent or terminate our participation in these investments, acquisitions and joint ventures, our results of operations or financial condition may be adversely impacted.
Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. Regardless, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs. C
We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, capital contributions to our joint venture(s) in China and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
We have a history of losses and negative cash flows and expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. Further, we are obligated to fund our pro rata share of the Weichai-Ballard JV based on an agreed business plan, and are obligated to fund HyCap and Clean H2 to our agreed upon contribution amount. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. There are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, working capital requirements and funding obligations to the Weichai-Ballard JV, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.
Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
Our business exposes us to potential product safety, product liability and similar claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares and restrict our ability to secure required funding to pursue our commercialization plans.
We could be liable for environmental damages resulting from our research, development or manufacturing operations.
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.
ADDITIONAL INFORMATION
Additional information regarding Ballard may be found on SEDAR at www.sedar.com. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.
Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2021, each interim financial statement issued after December 31, 2021, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX “A”
AUDIT COMMITTEE MANDATE
The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Corporation’s accounting and financial reporting, the Corporation’s systems of internal controls over financial reporting, the independence and performance of the Corporation’s external and internal auditors, the identification and management of the Corporation’s risks, the Corporation’s Whistleblower Reporting processes, the Corporation’s financial policies and the review and approval of related party transactions, as further described below.
In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation's board of directors (the “Board”). “PCGCC” means the Corporation’s People, Corporate Governance & Compensation Committee.
Composition and Eligibility
A)    The Committee will have a minimum of three members, including the chair of the Committee. Following each annual meeting of shareholders of the Corporation the Board, upon the recommendation of the PCGCC, will appoint the members of the Committee, including the Committee chair. Any member may be removed or replaced at any time by the Board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever occurs first.
B)    Each member of the Committee will be an independent director as set out in applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.
C)    All members of the Committee will be financially literate, as defined in accordance with applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.
D)    At least one member of the Committee must be an audit committee “financial expert” as defined by applicable securities laws, rules and regulations.
E)    Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the Board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.
Meetings & Quorum
A)    The Committee will meet at least quarterly and otherwise as necessary. Any member of the Committee may request additional meetings.
B)    Notice of the time and place of each meeting will be given to each member of the Committee either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all Committee members have waived or are deemed to have waived notice of the meeting. A Committee member participating in a meeting will be deemed to have waived notice of the meeting.
C)    The Board Chair will attend meetings of the Committee as an ex officio member. The Board Chair will be considered as a Committee member for purposes of establishing quorum and will be entitled to vote on matters considered at the meeting. Unless the Committee chair determines otherwise, any other directors who are not members of the Committee will not be allowed to attend meetings of the Committee.
D)    The CEO, CFO, Controller and internal auditor will have direct access to the Committee and any of them may request a meeting of the Committee be called by notifying the chair of the Committee. They will receive notice of every meeting of the Committee and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives or employees of the Corporation will attend at the request of the Committee Chair.
E)    Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.
F)    A majority of Committee members constitute a quorum necessary for the transaction of business at Committee meetings. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.
G)    The Corporate Secretary or his or her nominee will act as Secretary to the Committee.
H)    All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.
I)    As part of every regularly-scheduled meeting, the Committee will hold in-camera sessions with: (1) the external auditors and the internal auditors; (2) with the external auditors only; and (3) of the Committee itself, without management or management directors present. The Committee may also hold other in-camera sessions with such members of management present as the Committee deems appropriate.
J)    The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.
Duties and Responsibilities
A)Financial Reporting Control Systems
The Committee is responsible for monitoring the quality and integrity of the Corporation’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors.
In discharging this responsibility, the Committee will review:
(i)    with management and the external auditors, the Company’s significant accounting policies, including the impact of alternative accounting policies, and any proposed changes thereto; and key management estimates, risks and judgments that could materially affect the financial results;
(ii)    emerging accounting issues and their potential impact on the Company’s financial reporting;
(iii)    with management any significant changes in financial risks facing the Corporation;
(iv)    management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control; and
(v)    the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified deficiencies or weaknesses.
Prior to public disclosure, the Committee will review and approve (where authority has been delegated by Board to the Committee) or recommend to the Board for approval:
(i)    the audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements of the Corporation;
(ii)    the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Corporation; and
(iii)    all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, material press releases with financial results, the Annual Information Form and management information circular.
B)External Auditors
The external auditors will report directly to the Committee and the Committee will:
(i)    recommend to the Board and the Corporation’s shareholders the appointment of external auditors; determine their compensation; and monitor and evaluate their qualifications, resources, performance and independence;
(ii)    oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed, and performance against the audit plan;
(iii)    pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws, rules and regulations;
(iv)    discuss with the external auditors the quality and acceptability of the Corporation’s accounting policies, including:
a)    all critical accounting policies and practices;
b)    all alternative treatments of financial information that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

c)    any other material written communications between the external auditors and management;
(v)    review reports of the external auditors;
(vi)    review the quarterly and annual representation letters given by management to the external auditors;
(vii)    at least annually, obtain and review a report by the external auditors describing:
a)    the firm's internal quality-control procedures;
b)    any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental, regulatory or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and
c)    all relationships between the external auditors and the Company;
(viii)    annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, and hold discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(ix)    ensure that the audit partners representing the external auditors meet the rotation requirements set out by applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed; and
(x)    review and approve hiring policies regarding partners, employees and former partners and employees of current and former external auditors in accordance with applicable securities laws, rules and regulations and the Corporation’s policies.
C)Monitoring Internal Auditors
The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary. The Committee will:
(i)    annually approve the appointment of the internal auditor (or persons responsible for the function);
(ii)    review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management and its working relationship with the external auditors;
(iii)    oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto; and

(iv)    review the reports of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors.
D)Financial Management
The Committee will at least annually:
(i)    review with management and approve, or make recommendations to the Board to approve, the Corporation’s capital structure strategy; financial policies and investment policies, including debt and equity components; current and expected financial leverage, interest rate and foreign exchange exposures; taking in consideration current and future business needs (including the Annual Operating Plan), capital markets and the Corporation’s credit rating; and
(ii)    review compliance with financial policies.

E)    Cybersecurity
The Committee will:
(i)    oversee policies, procedures, plans and execution intended to provide security, confidentiality, availability and integrity of the Corporation’s data, including personal information and customer and other third-party confidential information in the Corporation’s possession or custody;
(ii)    oversee the effectiveness of the Corporation’s policies and procedures with respect to its information technology systems, including enterprise cybersecurity and privacy;
(iii)    oversee policies and procedures of the Corporation in preparation for responding to any material incidents;
(iv)    oversee the Corporation’s compliance with applicable information security and data protection laws and industry standards, and oversee any internal audits of the Corporation’s information technology systems and processes;
(v)    review the Corporation’s cyber insurance policies to ensure appropriate coverage;

F) Risk Management and Internal Controls
The Committee will:
(i)    at least annually, review the Corporation’s risk assessment and risk management policies, including the Corporation’s insurance coverage, and management’s compliance with them;
(ii)    review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;
(iii)    review and recommend to the Board for approval of the Corporation’s delegation of financial authority;
(iv)    while ensuring confidentiality and anonymity, ensure management has established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters or breaches of the Corporation’s ethics policies (“Whistleblower Reporting”);
(v)    review quarterly reports on any Whistleblower Reporting complaints received by the Corporation;
(vi)    at least annually, review management’s compliance with the Corporation’s ethics and Whistleblower Reporting policies;
(vii)    review management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions (including succession plans for the Corporation’s CFO and Controller) and their plans for improvements;
(viii)    review the appointment of the financial senior executives of the Corporation, prior to recommendation by the PCGCC to the Board;
(ix)    assist the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements; and
(x)    review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.
G)     Related Party Transactions
A related party transaction is defined as a transaction or a series of transactions in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $120,000 in aggregate and in which any of the following persons have a direct or indirect material interest:
•a director or executive officer of the Corporation;
•any nominee for election as a director of the Corporation;
•any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and
•any member of the immediate family of any of the foregoing persons.
In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(i)    receive details of all related party transactions proposed by the Corporation, and actual and potential conflicts of interest relating thereto, to verify their propriety and that disclosure is appropriate;
(ii)    if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion; and
(iii)    if approval of the Board of directors is necessary, provide a recommendation to the Board of directors with respect to the related party transaction.
H)     Other
The Committee will:
(i)    annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO;
(ii)    review the minutes of the Corporation’s Disclosure Committee; and
(iii)    evaluate, at least annually, the adequacy of this Mandate and the Committee’s performance, and report its evaluation and any recommendations for change to the Board.
Authority
A)The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.
B)The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.
C)The Committee may form and delegate authority to Committee members or subcommittees.
D)Nothing contained in the above mandate is intended to assign to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.